Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of NWTN Inc. on Amendment No.1 to Form F-4 of our report dated June 7, 2022, except for Note 3 and Note 18 as to which the date is July 25, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated balance sheets of ICONIQ Holding Limited as of December 31, 2020 and 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2020 and 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York, NY

August 29, 2022

www.marcumbp.com